UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VIVOS INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92858K105

(CUSIP Number)


Kwan Hon Yee
Flat H, 13/F, Block 10,
Park Island, Hong Kong

(852) 5126 1828

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


August 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).





1.  Names of Reporting Persons.
 Kwan Hon Yee

2.  Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.  SEC Use Only
4.  Source of Funds
PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.  Citizenship or Place of Organization
United States


   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:


7.  Sole Voting Power

5,116,260



8.  Shared Voting Power





9.  Sole Dispositive Power

5,116,260



10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person
5,116,260
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.  Percent of Class Represented by Amount in Row (11)
1.4%
14.  Type of Reporting Person
IN



ITEM 1. SECURITY AND ISSUER

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This Schedule 13D relates to the common shares of Vivos Inc. The address of the principal executive office of
Vivos Inc. is 719 Jadwin Avenue. Richland, Washington 99352.



ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name;
Kwan Hon Yee

(b)	Residence or business address;
Flat H, 13/F, Block 10,
Park Island, Hong Kong


(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
Unemployed

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; None.

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

None.

(f)	Citizenship.
United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

Personal 401k funds in the amount of $51,357.52 was used in purchasing 5,116,260 common shares of Vivos Inc.

ITEM 4. PURPOSE OF TRANSACTION

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

       (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the issuer;

       (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the
 Investment Company Act of 1940;

       (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

       (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j) Any action similar to any of those enumerated above.
I do not have any plan or proposals for any of the items listed in items a ?j. I bought the security at what it thought was a good price for the shares of the company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

The aggregate number of Securities to which this Schedule 13D relates is 5,116,260 shares, representing dropping the percent of shares below the 13d filing 5% threshold to 1.4% of the 373,927,406 reported as outstanding shares in the Issuer?s most recent Form 10-Q filed on 8-20-2018. Kwan Hon Yee 5,116,260 shares or 1.4% of shares outstanding based on latest Form 10-Q filed on 8-20-2018.

       (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

Kwan Hon Yee has the sole voting power and sole dispositive power for 5,116,260 shares.

       (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved;(4) the price per share or unit; and (5) where and how the transaction was effected.
Not applicable.

       (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.
Not applicable.

       (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.


On 8-20-2018 Kwan Hon Yee ceased to be the beneficial owner of more than 5%. The aggregate number of Securities to which this amendment relates to is 5,116,260 shares, representing 1.4% of the 373,927,406 reported as outstanding shares in the Issuer?s most recent Form 10-Q filed on 8-20-2018. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for Kwan Hon Yee.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Describe any contracts, arrangements, understandings or relationships
(legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures,loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.
Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_September 17, 2018__________________
Date


/s/__Kwan Hon Yee____________
Signature


Kwan Hon Yee________________
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative
 (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:
provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.